SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2018

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

RELEVANT FACT

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

OPEN COMPANY

Centrais Elétricas Brasileiras S.A. (“Company” or “Eletrobras”) hereby informs its shareholders and the market in general that, it was held today, on B3 - Brasil, Bolsa, Balcão S.A., a public session of the privatization auction of the companies named Companhia de Eletricidade do Acre (hereinafter referred to as "Eletroacre"), Centrais Elétricas de Rondônia S.A. (hereinafter referred to as "Ceron") and Boa Vista Energia S.A. (hereinafter referred to as "Boa Vista Energia"), which had the following results:

Companhia de Eletricidade do Acre (hereinafter referred to as "Eletroacre")

Approximately 87.61% (eighty-seven integers and sixty-one hundredths percent) of Eletroacre's total and voting capital stock were offered, in exchange for the payment of R$ 43,805.00 (forty-three thousand eight hundred and five reais) to Eletrobras.

Energisa S/A ("Energisa"), offered a Combined Discount Index in the Tariff Flexibility of 31.00, which means a 31% waiver of the PMSO tariff easing, 2.3% non-technical losses and debt tarif coverage of the Global Reversion Reserve ("RGR") of the designation period by approximately R$ 52.4 million. Energisa also committed to contribute approximately R$ 238.8 million in Eletroacre.

In addition, Eletrobras will be entitled to increase its holding in up to 30% of Eletroacre's total share capital within six months of the date of settlement of the transaction.

Centrais Elétricas de Rondônia S.A. (hereinafter referred to as "Ceron")

Approximately 90% (ninety percent) of the total and voting capital stock of Ceron was offered, in exchange for the payment of R$ 45,000.00 (forty-five thousand reais) to Eletrobras.

Energisa S/A ("Energisa"), offered a Combined Discount Index of 21.00 in Tariff Flexibilization, which means the waiver of 21% of the PMSO tariff easing, 3.1% non-technical losses and debt tarif coverage of the Global Reversion Reserve ("RGR") of the designation period by approximately R$ 110.3 million. Energisa also committed to contribute approximately R$ 253.8 million in Ceron.

In addition, Eletrobras will be entitled to increase its holding in up to 30% of Ceron's total share capital within six months of the date of settlement of the transaction.

Boa Vista Energia S.A. (hereinafter referred to as "Boa Vista Energia")

Approximately 90% (ninety percent) of the total and voting capital stock of Boa Vista Energia was offered, in exchange for the payment of R$ 45,000.00 (forty-five thousand reais) to Eletrobras.

RELEVANT FACT

Consórcio Oliveira Energia ("Oliveira Energia") has offered a 0% (zero percent) Combined Discount Index  for the tariff flexibility, which means that there was no waiver of the PMSO tariff easing, non-technical losses and tariff coverage of the debt with the Global Reversion Reserve ("RGR") of the designation period. Oliveira Energia also committed to contribute approximately R$ 176 million in Boa Vista Energia.

In addition, Eletrobras will be entitled to increase its holding in up to 30% of Boa Vista Energia total share capital within six months of the date of settlement of the transaction.

The privatization process of the aforementioned distribution companies is part of the Investment Partnerships Program (PPI) and Eletrobras Business and Management Master Plan for the period 2018-2022.

We will keep the market informed about the subject matter.

Rio de Janeiro, August 30, 2018.

Armando Casado de Araujo

CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 30, 2018
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.